Country Style Cooking Restaurant Chain Announces Resignation of Chief
Financial Officer and Appointment of Acting Chief Financial Officer

Chongqing, China, December 21, 2011—Country Style Cooking Restaurant Chain Co., Ltd (“Country Style Cooking” or the “Company”) (NYSE: CCSC), a fast-growing quick service restaurant chain in China, today announced that its chief financial officer (“CFO”), Mr. Roy Shengwen Rong, is resigning from his position at the Company due to personal reasons, effective January 31, 2012.  The Company’s board of directors will conduct a search for a qualified successor to Mr. Rong and in the interim has appointed Mr. Andrew Zhang, the Company’s Financial Controller, to serve as the acting CFO after Mr. Rong’s departure until a new CFO is appointed.

Mr. Rong joined the Company in April 2010 and has made significant contributions to the Company's growth and development, including leading the Company through its successful IPO and helping to enhance the Company’s financial systems and internal controls.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, said, "I’d like to thank Roy for his significant contributions to the Company.  We wish him the best with his future endeavors."

 “It has been a great experience working with Country Style Cooking and its management team,” commented Mr. Rong, who added, “I am leaving with well wishes for my colleagues and the future development of the company.”

Mr. Zhang joined the Company in June 2010 and has been a key member of its financial team before, during, and after the Company’s initial public offering (“IPO”) in September 2010. Prior to joining the Company, Mr. Zhang was a manager in Assurance Department of PricewaterhouseCoopers in China, where he worked for six years.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd (“Country Style Cooking”) (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd
Mr. Roy Rong
Chief Financial Officer
Phone: +86-23-8866-8866
Email: ir@csc100.com

ICR Inc.
Mr. Rob Koepp
Phone: +86-10-6583-7516 or +1-646-328-2520
E-mail: Robert.Koepp@icrinc.com